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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 11)1

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 20 02

(Cusip Number)

Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Mayfield Heights, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 24 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 20 02	13D	Page 2 of 24 Pages

1.	Name of Reporting Person: Clara L. T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 479,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 479,371

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.6%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	13D	Page 3 of 24 Pages

1.	Name of Reporting Person: Alfred M. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 36,624

		8.	Shared Voting Power: 479,371

		9.	Sole Dispositive Power: 36,624

		10.	Shared Dispositive Power: 479,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.8%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 4 of 24 Pages

1.	Name of Reporting Person: Victoire G. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 43,624

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 515,995

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.8%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 5 of 24 Pages

1.	Name of Reporting Person: Clara T. Rankin Williams		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 6 of 24 Pages

1.	Name of Reporting Person: Matthew M. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 7 of 24 Pages

1.	Name of Reporting Person: James T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 8 of 24 Pages

1.	Name of Reporting Person: Frank E. Taplin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 9 of 24 Pages

1.	Name of Reporting Person: Margaret E. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 285,215

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 285,215

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 285,215

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.6%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 10 of 24 Pages

1.	Name of Reporting Person: Susan Sichel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 11 of 24 Pages

1.	Name of Reporting Person: Jennifer T. Jerome		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,000

		8.	Shared Voting Power: 2,333

		9.	Sole Dispositive Power: 9,000

		10.	Shared Dispositive Power: 2,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.70%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 12 of 24 Pages

1.	Name of Reporting Person: Caroline T. Ruschell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,236

		8.	Shared Voting Power: 2,333

		9.	Sole Dispositive Power: 19,236

		10.	Shared Dispositive Power: 2,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,569

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 13 of 24 Pages

1.	Name of Reporting Person: David F. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,550

		8.	Shared Voting Power: 2,333

		9.	Sole Dispositive Power: 13,550

		10.	Shared Dispositive Power: 2,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,883

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 14 of 24 Pages

1.	Name of Reporting Person: Thomas E. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 317,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 317,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 317,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.5%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 15 of 24 Pages

1.	Name of Reporting Person: Thomas E. Taplin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 33,200

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 33,200

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 16 of 24 Pages

1.	Name of Reporting Person: Frank F. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 15,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.92%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 17 of 24 Pages

1.	Name of Reporting Person: David B. Williams		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02			13D	Page 18 of 24 Pages

1.	Name of Reporting Person: Elizabeth B. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	13D	Page 19 of 24 Pages

     The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 14, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1994, as amended and restated in its entirety pursuant to Regulation S-T, Rule 101 (a)(2) on March 30, 1994 (the “Schedule 13D”) and as amended by Amendment No. 1 the Schedule 13D filed on March 28, 1995, as amended by Amendment No. 2 to the Schedule 13D filed on March 21, 1996, as amended by Amendment No. 3 to the Schedule 13D filed on November 26, 1996, as amended by Amendment No. 4 to the Schedule 13D filed on January 10, 1997, as amended by Amendment No. 5 to the Schedule 13D filed on March 19, 1997, as amended by Amendment No. 6 to the Schedule 13D filed on March 25, 1999, as amended by Amendment No. 7 to the Schedule 13D filed on March 30, 2000, as amended by Amendment No. 8 to the Schedule 13D filed on February 14, 2001, as amended by Amendment No. 9 to the Schedule 13D filed on February 14, 2002, and as amended by Amendment No. 10 to the Schedule 13D filed on February 14, 2003 (collectively, the “Filings”), on behalf of certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, the Company and National City Bank, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

     (a) The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Clara T. Rankin Williams. Mrs. Williams’ resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is a jewelry designer.

     (b) The statements under the heading Matthew M. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Matthew M. Rankin. Mr. Rankin’s business address is 300 North Greene Street, Greensboro, North Carolina 27401. He is a corporate banker at Wachovia Bank.

     (c) The statements under the heading James T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     James T. Rankin. Mr. Rankin’s business address is 1465 Northside Drive, Suite 220-A, Atlanta, Georgia 30318. He is employed by King Commercial Properties.

     (d) The statements under the heading Susan Sichel, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 629579 20 02	13D	Page 20 of 24 Pages

     Susan Sichel. Ms. Sichel’s resident address is 4813 Auger Hole Road, South Newfane, Vermont 05351. She is not employed.

     (e) The statements under the heading Jennifer T. Jerome, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Jennifer T. Jerome. Ms. Jerome’s resident address is P.O. Box 532, W. Dummerston, Vermont 05357. She is an actress.

     (f) The statements under the heading Caroline T. Ruschell, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Caroline T. Ruschell. Ms. Ruschell’s resident address is 3816 Wyndsong Tr., Lexington, Kentucky 40514. She is retired.

     (g) The statements under the heading Thomas E. Taplin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Thomas E. Taplin, Jr. Mr. Taplin’s resident address is 715 Ashland Avenue, Santa Monica, California 90405. He is not employed.

     (h) The statements under the heading Frank F. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Frank F. Taplin. Mr. Taplin’s resident address is 1508 Rising Glen Road, Los Angeles, California 90069. He is self-employed.

     (i) The statements under the heading David B. Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     David B. Williams. Mr. Williams’ resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. resident address is 425 West Roslyn Place, Chicago, Illinois 60614. He is an attorney with Williams, Collins & Bax, P.C.

     (j) The statements under the heading Elizabeth B. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Elizabeth B. Rankin. Ms. Rankin’s business address is 2500 Sumner Boulevard, Raleigh, North Carolina 27616. She is a sales representative at Liposcience.

CUSIP No. 629579 20 02	13D	Page 21 of 24 Pages

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

     (a) The statements under the heading Clara L. T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Clara L. T. Rankin. Ms. Rankin shares the power to vote and dispose of 7,000 shares of Class B Common and shares the power to dispose of 472,371 shares of Class B Common, which together constitute approximately 29.6% of the outstanding Class B Common as of December 31, 2003.

     (b) The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 36,624 shares of Class B Common and has shared power to vote and dispose of 479,371 shares of Class B Common. Collectively, the 515,995 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 31.8% of the outstanding Class B Common as of December 31, 2003.

     (c) The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Victoire G. Rankin. Mrs. Rankin shares the power to vote and dispose of 515,995 shares of Class B Common, which constitutes approximately 31.8% of the outstanding Class B Common as of December 31, 2003.

     (d) The statements under the heading Margaret E. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Margaret E. Taplin. Mrs. Taplin has the sole power to vote and dispose of 285,215 shares of Class B Common, which constitutes approximately 17.6% of the outstanding Class B Common as of December 31, 2003.

     (e) The statements under the heading Jennifer T. Jerome, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Jennifer T. Jerome. Ms. Jerome has the sole power to vote and dispose of 9,000 shares of Class B Common and shares the power to vote and dispose of 2,333 shares of Class B Common, which together constitute approximately 0.70% of the outstanding Class B Common as of December 31, 2003.

     (f) The statements under the heading Caroline T. Ruschell, which appear in the Filings, are hereby deleted and replaced in their entirety by the by the following:

     Caroline T. Ruschell. Ms. Ruschell has the sole power to vote and dispose of 19,236 shares of Class B Common and shares the power to vote and dispose of 2,333 shares of Class B Common, which together constitute approximately 1.3% of the outstanding Class B Common as of December 31, 2003.

     (g) The statements under the heading David F. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     David F. Taplin. Mr. Taplin has the sole power to vote and dispose of 13,550 shares of Class B. Common and shares the power to vote and dispose of 2,333 shares of Class B Common, which together constitute approximately 1.0% of the outstanding Class B Common As of December 31, 2003.

     (h) The statements under the heading Thomas E. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 629579 20 02	13D	Page 22 of 24 Pages

     Thomas E. Taplin. Mr. Taplin has the sole power to vote and dispose of 317,000 shares of Class B Common, which constitutes approximately 19.5% of the outstanding Class B Common as of December 31, 2003.

     (i) The statements under the heading Frank E. Taplin, Jr., which appear in the Filings, are hereby deleted.

Remainder of page is intentionally left blank. Signatures begin on the next page.

CUSIP No. 629579 20 02	13D	Page 23 of 24 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr.

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr.

Attorney-in-Fact for Clara L.T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Margaret E. Taplin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Thomas E. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for National City Bank, as trustee*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*

CUSIP No. 629579 20 02	13D	Page 24 of 24 Pages

Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara T. Rankin’s Qualified
   Annuity Interest Trust 2004 A*
Attorney-in-Fact for Clara T. Rankin’s Qualified
   Annuity Interest Trust 2004 B*
Attorney-in-Fact for Elizabeth B. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit, in Exhibit 20 at pages 6 through 7 of such Exhibit, in Exhibit 22 at pages 1 through 2, in Exhibit 23 at pages 6 through 7 of such Exhibit, in Exhibit 25 at pages 6 through 7 of such Exhibit, in Exhibit 27 at pages 6 through 7 of such Exhibit, in Exhibit 28 at pages 6 through 7 of such Exhibit, in Exhibit 29 at pages 6 through 7 of such Exhibit, and in Exhibit 30 at pages 6 through 7 of such Exhibit.